June 30, 2014

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
Mail Stop 3561
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attn:                    Jeffrey P. Riedler, Assistant Director

Daniel Greenspan

Re:                             Minerva Neurosciences, Inc.

Registration Statement Filed on Form S-1

Registration No. 333-195169

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, we wish to advise you that we have distributed approximately 829 copies of the Preliminary Prospectus issued June 10, 2014 through the date hereof, to underwriters, dealers, institutions and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Monday, June 30, 2014 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

JEFFERIES LLC
As representative of the
several Underwriters

JEFFERIES LLC

By:	/s/ Ashley L. Delp
Name: Ashley Delp
Title: Managing Director

[SIGNATURE PAGE TO ACCELERATION REQUEST OF THE UNDERWRITERS]